United States
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996)

for the fiscal year ended December 31, 2002

OR

( ) TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _______ to _______

Commission file number ________


03026981

OAKLEY, INC. 401(k) PLAN

(Full title of the plan)

OAKLEY, INC.

(Name of issuer of the securities held pursuant to the plan)

One Icon,
Foothill Ranch, California
(Address of Principal Executive Offices of issuer of securities)

92610
(Zip Code)

REQUIRED INFORMATION

Item 4. 401(k) Plan Financial Statements

The Oakley Inc. 401(k) Plan financial statements and schedules as of December 31, 2002, together with the Independent Auditors' Report.

Oakley, Inc. 401(k) Plan

Financial Statements for the Years Ended December 31, 2002 and 2001, Supplemental Schedules, and Independent Auditors' Report

OAKLEY, INC. 401(k) PLAN

TABLE OF CONTENTS

NOTE: Supplemental schedules not listed above are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

Oakley, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Oakley, Inc. 401(k) Plan (the "Plan") as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2002 is presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule and supplemental information are the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

July 8, 2003

OAKLEY, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:		
Investments (Notes 1 and 3):		
Guaranteed income account, at contract value (Note 5)	$1,439,952	$1,071,026
Pooled separate accounts, at fair value	5,379,401	5,425,163
Common stock	1,342,934	1,490,246
Participant loans receivable	493,398	331,087
Total investments	8,655,685	8,317,522
Receivables:		
Employer contributions	25,601	26,703
Participant contributions	65,375	63,230
Total receivables	90,976	89,933
NET ASSETS AVAILABLE FOR BENEFITS	$8,746,661	$8,407,455

See accompanying notes to financial statements.

5

OAKLEY, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS:		
Contributions:		
Participants (Note 4)	$ 1,956,778	$ 1,943,392
Employer (Note 4)	680,211	712,721
Rollover	227,442	322,551
Other income	30,297	22,527
Interest income	52,127	40,993
Total additions	2,946,855	3,042,184
DEDUCTIONS:		
Net depreciation in fair value of investments (Note 3)	1,968,350	626,608
Withdrawals	607,086	319,419
Loan disbursements	10,558	2,396
Expenses	21,655	24,886
Total deductions	2,607,649	973,309
NET INCREASE (Note 4)	339,206	2,068,875
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	8,407,455	6,338,580
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 8,746,661	$ 8,407,455

See accompanying notes to financial statements.

1. PLAN DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES

The following brief description of the Oakley, Inc. 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

General—The Plan was established October 1, 1994. The Plan is a deferred compensation and profit sharing plan covering substantially all employees of Oakley, Inc. and its subsidiaries ('Employer," "Company," and "Administrator") who have completed more than six months of service and have attained the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The accounting records of the Plan are maintained on the accrual basis.

Basis of Accounting—The accompanying financial statements and supplemental schedule have been prepared in accordance with accounting principles generally accepted in the United States of America.

Funding Policy—Participants are entitled to defer 1% to 20% of their pretax compensation through contributions to the Plan, up to a maximum of $11,000 and $10,500 for the years ended December 31, 2002 and 2001, respectively. In 2002, all employees who are eligible to make pretax deferrals under the plan and who had attained age 50 before the close of the plan year were eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code (the "Code"). Catch-up contributions were limited to $1,000 for the year ended December 31, 2002. Participants are not allowed to make any other contributions to the Plan, except for rollover contributions from other retirement plans. The Employer has agreed to contribute $0.50 for each $1.00 contributed by the participant, up to 6% of the participant's salary and not to exceed $4,000. Certain expenses of the Plan are paid directly by the Employer. For the years ended December 31, 2002 and 2001, expenses of $13,731 and $14,215, respectively, were paid by the Employer.

Participant Accounts—Each participant's account is credited with the participant's contributions, an allocation of the Company's contributions, and an allocation of Plan earnings, and charged with an allocation of administrative expenses. The method of allocation is defined in the Plan Agreement.

Investments— Upon enrollment in the Plan, participants may direct their salary deferral contributions and their share of employer contributions in any of 27 investment options offered by the Plan, including common stock of the Plan Sponsor. The assets are managed by Connecticut General Life Insurance Company ("CIGNA" or the "Trustee").

Benefit Distribution—A participant's account shall be distributed in a lump sum upon retirement, less any loans outstanding. Account withdrawals are permitted by participants who suffer certain financial hardships and meet criteria established by the Internal Revenue Service ("IRS"). Participants who terminate employment prior to retirement receive the vested portion of their accounts in a lump-sum distribution.

Vesting—Participant elective deferral contributions are fully vested at all times. All participants become 100% vested in Employer contributions only upon completion of three years of employment with the Employer. Vested balances may be withdrawn when participants become disabled, die, retire or terminate employment.

Death and Disability Benefits—Upon the death of a participant, the beneficiary receives, in a lump sum, the vested amount in the account. Participants who become disabled will receive distributions in accordance with normal retirement benefits.

Plan Termination—Although the Employer has not expressed any intent to terminate the Plan, the Employer has the right, at any time, to declare the Plan terminated completely or terminated as to any of the Employer's divisions, facilities, or operational units.

In the event that the Plan terminates, the accounts of all participants will become fully vested.

Benefits Payable—As of December 31, 2002 and 2001, there were no benefits payable to participants who have withdrawn from the Plan included in net assets available for benefits.

Participant Loans Receivable—The Plan permits participants to borrow certain amounts against their account balances. Such loans can be up to 50% of the participant's vested account balance, not to exceed a maximum loan amount of $50,000. Such loans bear interest at a reasonable rate determined by the Plan administrator, and are repaid to the participant's account over no more than five years, except in the case of loans used to acquire a primary residence.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results may differ from those estimates. The Plan utilizes various investment instruments, including investment contracts, pooled separate accounts and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan's investments are stated at fair value, except for its investment contract that is valued at contract value, which approximates fair value. Investment gains and losses (realized and unrealized) are included in the net increase in fair value of investments in the accompanying financial statements. Units in pooled separate accounts are valued at the quoted market prices of the underlying securities, primarily mutual funds at year-end. The Employer stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis.

Administrative Expenses—The costs of administering the Plan are paid for by the Employer, with the exception of fees charged by CIGNA, which are applied directly to participants' accounts.

Derivative Financial Instruments—The Plan does not presently engage in hedging activities. In addition, the Plan has reviewed its agreements and has determined that it has no derivative instruments, nor do any of its agreements contain embedded derivative instruments as of December 31, 2002. Accordingly, the adoption of Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, on January 1, 2001, did not have a significant impact on the Plan's financial position or results of operations.

Nonexempt Transactions—Oakley, Inc. remitted the September 2001 participant contributions of $85,081, to the trustee in November 2001, which was later than required by D.O.L. Regulation 2510.3-102. The Company filed Form 5330 with the Internal Revenue Service and paid the required excise tax on the transaction. In addition, participant accounts were credited with the amount of investment income which would have been earned had the participant contribution been remitted on a timely basis. Such contribution is included in participant contributions for the year ended December 31, 2002.

Reclassifications—Certain reclassifications have been made to prior year financial statements to conform to the presentation for the financial statements for the year ended December 31, 2002.

2. TAX STATUS

The IRS has determined and informed the Company by letter dated August 13, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code, and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

3. INVESTMENTS EXCEEDING 5% OF NET ASSETS

The following presents investments that represent 5% or more of the Plan's net assets as of year-end:

	2002	2001
CIGNA Charter Guaranteed Income Fund, 41,996 and 33,520 shares, respectively	$ 1,439,952	$ 1,071,026
CIGNA Lifetime 30 Fund, 35,317 and 31,527 shares, respectively	652,158	653,050
S&P 500 Index Fund, 12,228 and 8,446 shares, respectively	565,959	487,137
American Century—Twentieth Century Ultra Fund, 12,731 and 10,927 shares, respectively	482,427	542,032
Janus Worldwide Fund, 19,549 and 15,829 shares, respectively	796,765	877,232
Oakley, Inc. Class A common stock, 130,749 and 90,775 shares, respectively	1,342,934	1,490,246

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,968,350 as follows:

Pooled separate accounts	$1,336,998
Common stock	631,352
	$1,968,350

4. RECONCILIATION OF FORM 5500 TO FINANCIAL STATEMENTS

The information contained in the financial statements does not agree to the information contained in the December 31, 2002 and 2001 Form 5500, which was prepared generally on a cash basis. The differences are due to the recording of a receivable for participant contributions, a receivable for employer contributions, interest receivable on participant loans, and participant loan disbursements in the financial statements. The following is a reconciliation of the difference as of and for the years ended December 31, 2002 and 2001:

	2002	2001
Net assets per Form 5500	$8,655,685	$8,317,522
December 31, 2002, receivable not recorded on Form 5500	90,976	
December 31, 2001, receivable not recorded on Form 5500		89,933
Net assets	$8,746,661	$8,407,455
Participant contributions per Form 5500	$1,954,633	$1,927,947
December 31, 2002, participant receivable not recorded on Form 5500	65,375	
December 31, 2001, participant receivable not recorded on Form 5500	(63,230)	63,230
December 31, 2001, participant receivable not recorded on Form 5500		(47,785)
Participant contributions	$1,956,778	$1,943,392
Employer contributions per Form 5500	$ 681,313	$ 703,930
December 31, 2002, employer receivable not recorded on Form 5500	25,601	
December 31, 2001, employer receivable not recorded on Form 5500	(26,703)	26,703
December 31, 2000, employer receivable not recorded on Form 5500		(17,912)
Employer contributions	$ 680,211	$ 712,721

	2002	2001
Interest on participant loans per Form 5500	$ 30,151	$ 22,527
December 31, 2002, interest receivable on participant loans not recorded on Form 5500	146	
Other income	$ 30,297	$ 22,527
Participant loan disbursements per Form 5500	$ 10,412	$ 2,396
December 31, 2002, accrued participant loan interest distributed not recorded on Form 5500	146	
Loan disbursements	$ 10,558	$ 2,396
Net increase in assets per Form 5500	$ 338,163	$2,044,639
December 31, 2002, receivable not recorded on Form 5500	90,976	
December 31, 2001, receivable not recorded on Form 5500	(89,933)	89,933
December 31, 2000, receivable not recorded on Form 5500		(65,697)
Net increase in assets	$ 339,206	$2,068,875

5. VALUATION OF INVESTMENT CONTRACTS

The Plan's investment contracts are fully benefit-responsive and have an estimated fair value that equals their contract value of $1,439,952 and $1,071,026 at December 31, 2002 and 2001, respectively. The Plan's investment contracts earn interest at 4.05% and 4.60% at December 31, 2002 and 2001, respectively.

6. RELATED-PARTY TRANSACTIONS

Certain investment fund options are managed by CIGNA. CIGNA is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Company for the investment management services amounted to $13,731 and $14,215 for the years ended December 31, 2002 and 2001, respectively.

At December 31, 2002 and 2001, the Plan held 130,749 and 90,775 units, respectively, of common stock of Oakley, Inc., the sponsoring employer, with a fair value of $1,342,934 and $1,490,246, respectively.

* * * * * *

SUPPLEMENTAL SCHEDULES

OAKLEY,INC. 401(k) PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2002

Identity of Issue, Borrower, Lesser, or Similar Party	Description of Investment		Current Value
Connecticut General Life Insurance Co.	CIGNA Charter Guaranteed Income Fund	GIC	$ 1,439,952
Connecticut General Life Insurance Co.	CIGNA Lifetime Funds	Mutual Fund	1,428,402
Connecticut General Life Insurance Co.	CIGNA Charter Balanced Fund I	Mutual Fund	114,684
Connecticut General Life Insurance Co.	S&P 500 Index Fund	Mutual Fund	565,959
Connecticut General Life Insurance Co.	American Century - Twentieth Century Ultra Fund	Mutual Fund	482,427
Connecticut General Life Insurance Co.	INVESCO Dynamics	Mutual Fund	216,545
Connecticut General Life Insurance Co.	AIM Constellation Fund	Mutual Fund	230,687
Connecticut General Life Insurance Co.	Templeton Growth Fund	Mutual Fund	220,994
Connecticut General Life Insurance Co.	Janus Worldwide Fund	Mutual Fund	796,765
Connecticut General Life Insurance Co.	Janus Advisor Balanced Fund	Mutual Fund	182,443
Connecticut General Life Insurance Co.	Fidelity Advisor Equity Growth Fund	Mutual Fund	268,184
Connecticut General Life Insurance Co.	Large Cap Value /John A. Levin Fund	Mutual Fund	141,979
Connecticut General Life Insurance Co.	Large Cap Growth /Morgan Stanley Fund	Mutual Fund	257,437
Connecticut General Life Insurance Co.	Small Cap Growth/TimesSquare Fund	Mutual Fund	90,850
Connecticut General Life Insurance Co.	Mid Cap Blend/Cadence Fund	Mutual Fund	299,138
Connecticut General Life Insurance Co.	American Century International Growth Fund	Mutual Fund	21,670
Connecticut General Life Insurance Co.	Core Bond Fund	Mutual Fund	34,675
Connecticut General Life Insurance Co.	TimesSquare Short Term Bond Fund	Mutual Fund	112
Connecticut General Life Insurance Co.	TimesSquare Core Plus Bond Fund	Mutual Fund	15,761
Connecticut General Life Insurance Co.	Alliance Growth and Income A Fund	Mutual Fund	1,850
Connecticut General Life Insurance Co.	Strong Advisor Small Cap Value A Fund	Mutual Fund	6,841
Connecticut General Life Insurance Co.	Growth and Income/Multi-Manager Fund	Mutual Fund	1,998
Alex Brown & Sons	Oakley Stock	Common Stock	1,342,934
	Participant loans receivable	Note receivables maturing on various dates through 2011, with interest rates ranging from 7% to 9% at date of inception of loans	493,398
			$ 8,655,685

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Strategy Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Accepted by: OAKLEY, INC. 401(k) PLAN

Signature: /s/ Thomas George

Date: July 14, 2003

(1291391)

CERTIFICATION

Each of the undersigned hereby certifies, for the purposes of section 1350 of chapter 63 of title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in his capacity as an officer of Oakley, Inc. (the "Company"), that, to his knowledge, the Annual Report for the Oakley, Inc. 401(k) Savings Plan on Form 11-K/A for the period ended December 31, 2002, fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects the net assets available for benefits and changes in net assets available for benefits of the Plan. This written statement is being furnished to the Securities and Exchange Commission as an exhibit to such Form 11-K/A. A signed original of this statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

/s/ Jim Jannard

Name: Jim Jannard
Title: Chief Executive Officer
Date: July 15, 2003

/s/ Thomas George

Name: Thomas George
Title: Chief Financial Officer
Date: July 15, 2003